Exhibit 99.1

4Front Ventures Provides Illinois Market Update and Announces Completion of Sale of Non-Core Maryland Assets

Construction Commences on Calumet City, Illinois Mission Dispensary

Kris Krane Appointed to the Adult Use Cannabis Health Advisory Committee by Illinois Governor Pritzker

PHOENIX, Sept. 24, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") continues to focus its efforts in the Illinois market and is pleased to announce the start of construction on a new Mission Dispensary in Calumet City, Illinois. The Company is also announcing the appointment of President Kris Krane to the Illinois Adult Use Cannabis Health Advisory Committee by Illinois Governor Pritzker.

Mission Calumet City

Construction commenced at the beginning of September on the new Mission Calumet City dispensary that will serve both adult-use customers and medicinal patients. Located at 1330 Torrence Avenue, across from River Oaks Center, the new location will feature ample parking along with approximately 3,000 square feet of finished retail space, back-office space, a secure and oversized vault for substantial inventory storage, and an advanced security system.

"The Illinois market has been a triumph since implementing adult use cannabis and we are excited to be expanding our operations in the state to better serve the customers and patients that depend on Mission," said Gabe Mendoza, Vice President of Operations for Mission. "Like with our Mission South Chicago location, Mission Calumet City is committed to becoming a contributing member of the Calumet City community and playing our part in the ongoing economic revitalization of the area by providing a safe and beautiful home for all things cannabis."

The new store is slated to complete construction and begin serving customers before the end of the year.

Kris Krane Appointed to Illinois Adult Use Health Advisory Committee

In an effort to build a team of diverse experts and leaders in the field of cannabis, Illinois Governor J.B. Pritzker announced over two dozen appointments to the state's Adult Use Cannabis Health Advisory Committee, including 4Front President Kris Krane. The Adult Use Cannabis Health Advisory Committee will be responsible for reporting on the public health impacts of legal cannabis and making recommendations for future policy and regulatory changes to positively impact the overall health implications for legal cannabis in the future.

"It's truly an honor to have been appointed by Governor Pritzker to serve on the governor's Adult Use Health Advisory Committee, along with many distinguished members of the public health, education, treatment and cannabis communities," said Kris Krane. "Under Governor Pritzker's leadership, the initial rollout of Illinois' adult use-cannabis market has been very successful and a model for other states looking to implement a legal cannabis market. It's great to see the voices of cannabis advocates represented within this committee, and I look forward to the work ahead to maintain Illinois' leadership in the U.S. cannabis market."

Maryland Asset Sale

4Front also announced that it has completed the sale of three Maryland dispensaries to Ethos Cannabis for approximately $5.5 million U.S.

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 09:46e 24-SEP-20